UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File No. 001-42013

Junee Limited

(Translation of registrant’s name into English)

Studio 20, 11 F, International Plaza, 20 Sheung Yuet Road,
Kowloon Bay, Kowloon, Hong Kong
(+852) 2780 7733

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Yu Chun Kit, Anderson as Executive Director

On August 1, 2024, the Board approved the appointment of Mr. Yu Chun Kit, Anderson as an executive director of the Company, effective August 1, 2024.

Mr. Yu does not have a family relationship with any director or executive officer of the Company. He was not involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

The biography for Mr. Kit is set forth below:

Mr. Yu Chun Kit, Anderson, aged 34, is an executive director of the Company. He has been working for and advising public companies in Hong Kong since 2018. Since 2023, Mr. Yu served as an independent non-executive director for WK Group Holdings Limited (HKEX:2535). Since 2022, he has served as an independent non-executive director for Sinohope Technology Holdings Limited (HKEX:1611). Additionally, since 2020, Mr. Yu has been the company secretary for Global Uin Intelligence Holdings Limited (HKEX:8496) and as the company secretary and financial controller of Boltek Holdings Limited (HKEX:8601). Prior to his roles in public companies, Mr. Yu was an assistant manager at Kingston Corporate Finance Limited from 2016-2018, an assistant manager at KPMG from 2014-2015 and an associate at BDO from 2011-2014. Mr. Yu graduated from Hong Kong Polytechnic University with a bachelor’s degree in accounting and finance in 2011. Mr. Kit has also been a member of the Hong Kong Institute of Certified Public Accountants since 2015.

In connection with Mr. Yu’s appointment as an executive director, the Company and Mr. Kit entered into an agreement and agreed to receive annual compensation of $48,000 as well as options to purchase 450,000 ordinary shares as compensation.

Other Events

On August 1, 2024, the Board of Directors of the Company approved and adopted an equity incentive plan (the “2024 Equity Incentive Plan”), which became effective on August 1, 2024. Attached as Exhibit 99.1 to this Form 6-K is the 2024 Equity Incentive Plan.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Junee Limited 2024 Equity Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Junee Limited

Date: August 5, 2024	By:	/s/ Ho Wai (Howard) Tang
	Name:	Ho Wai (Howard) Tang
	Title	Executive Director

2